June 8, 2006

VIA FEDERAL EXPRESS AND EDGAR

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attention: Kathleen Collins

Re:	Concur Technologies, Inc.
File No. 000-25137

Dear Ms. Collins:

We have received your letter of May 31, 2006, conveying comments of the staff of the United States Securities and Exchange Commission (“Commission”) regarding specified periodic and current reports filed by Concur Technologies, Inc. (“Company” or “Registrant”). Responses to your comments are provided below. Headings and numbering of the responses set forth below correspond to the headings and numbering of the comments contained in your letter.

Form 10-Q for the Fiscal Year Ended March 31, 2006

Item 4. Controls and Procedures, page 29

1.	We note your response to our previous comments no. 5 where you indicate that the Company’s chief executive officer and chief financial officer have concluded that its disclosure controls and procedures are in fact effective at the reasonable assurance level. The disclosures in the Company’s March 31, 2006 Form 10-Q, however, do not include this language. Please revise your future filings to state, if true, that management concluded that your disclosure controls and procedures were effective at the reasonable assurance level. We refer you to Section II.F.4 of Management’s Reports on Internal Control over Financial Reporting and Certification of Disclosure in Exchange Act Periodic Reports, SEC Release No. 33-8238, available on our website at <htpp://www.sec.gov/rules/final/33-8238.htm>.

Response:

We intended to comply fully with the requirements of Item 4 and disclosed the conclusions of our principal executive officer and principal financial officer regarding

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June 8, 2006

the effectiveness of our disclosure controls and procedures as of the end of the period covered by the report. In doing so, we included in our report the language for Item 4 that we proposed to the SEC in our response letter dated April 27, 2006 to clarify that our disclosure controls and procedures were designed to provide reasonable assurance of achieving their objectives.

In order to eliminate any ambiguity in future filings, we will add further clarifying language, as appropriate, that our principal executive officer and principal financial officer have concluded that our disclosure controls and procedures were effective at the reasonable assurance level as of the end of the period covered by the report. Registrant’s proposed new language is as follows (the new language is in bold italics):

“ITEM 4. CONTROLS AND PROCEDURES

Evaluation Of Disclosure Controls And Procedures.

The Securities and Exchange Commission, or SEC, defines the term “disclosure controls and procedures” to mean a company’s controls and other procedures that are designed to ensure that information required to be disclosed in the reports that it files or submits under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), is recorded, processed, summarized, and reported, within the time periods specified in the SEC’s rules and forms. “Disclosure controls and procedures” include, without limitation, controls and procedures designed: (a) to ensure that information required to be disclosed by an issuer in the reports that it files or submits under the Exchange Act is accumulated and communicated to the issuer’s management, including its principal executive and principal financial officers, or persons performing similar functions, as appropriate to allow timely decisions regarding required disclosure; and (b) to provide reasonable assurance of achieving their objectives. Our Chief Executive Officer and our Chief Financial Officer have concluded, based on an evaluation of the effectiveness of our disclosure controls and procedures by our management, with the participation of our Chief Executive Officer and our Chief Financial Officer, that our disclosure controls and procedures were effective at the reasonable assurance level and for the purpose described above as of the end of the period covered by this report.

Changes In Internal Control Over Financial Reporting.

Regulations under the Securities Exchange Act of 1934 require public companies, including our company, to evaluate any change in “internal control over financial reporting,” which is defined as a process to provide reasonable assurance regarding the reliability of financial reporting and preparation of financial statements for external purposes in accordance with accounting principles generally accepted in the United States. In connection with their evaluation of our disclosure controls and procedures as of the end of the period covered by this report, our Chief Executive

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June 8, 2006

Officer and Chief Financial Officer did not identify any change in our internal control over financial reporting during the three month period ended March 31, 2005 that materially affected, or is reasonably likely to materially affect, our internal control over financial reporting.

Management’s assessment of the effectiveness of internal controls over financial reporting as of March 31, 2006 excludes the acquisition of Outtask, Inc. on January 23, 2006. See Note 2 of Notes to Consolidated Financial Statements for a further description of this acquisition. Management expects to include the fiscal 2006 acquisition of Outtask, Inc. in its assessment of internal controls over financial reporting in fiscal 2007.

Limitation On Effectiveness Of Controls.

It should be noted that any system of controls, including disclosure controls and procedures and internal controls over financial reporting, however well designed and operated, can provide only reasonable, and not absolute, assurance that the objectives of the system are met. The design of any control system is based, in part, upon the benefits of the control system relative to its costs. Our disclosure controls and procedures were designed to provide reasonable assurance of achieving their objectives and the actual effectiveness of our disclosure controls and procedures is described above.

Control systems can be circumvented by the individual acts of some persons, by collusion of two or more people, or by management override of the control. In addition, over time, controls may become inadequate because of changes in conditions, or the degree of compliance with the policies or procedures may deteriorate. Because of these and other inherent limitations of control systems, there can be no assurance that any design will succeed in achieving its stated goals under all potential future conditions, regardless of how remote.”

Form 8-K/A filed April 10, 2006

2.	Revise your Form 8-K/A as filed on April 10, 2006 to include a signed audit report pursuant to Article 2.02 of Regulation S-X.

Response:

We have filed a Form 8-K/A, as requested, to indicate that the audit report is manually executed. Please be advised that the Registrant was in possession of the manually executed audit report at the time of the original Form 8-K/A.

Securities and Exchange Commission

June 8, 2006

Should the staff have additional questions or comments regarding the foregoing, please do not hesitate to contact John Adair, our Chief Financial Officer, at (425) 497-6439, Horace Nash, our securities counsel at Fenwick & West LLP, at (650) 335-7934, or me at (425) 497-7384.

Sincerely yours,

/s/ Kyle R. Sugamele
Kyle R. Sugamele
Chief Legal Officer

cc:	John Adair, Concur Technologies

Horace Nash, Fenwick & West LLP

Kelly Snow, Deloitte & Touche LLP

April Coleman, SEC